 *SouthCorp Holdings LTD

 RECEIVED

2004 OCT -4 A 11:21

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ROSEMOUNT ESTATE
The prestige wine of Australia

Australia's Most Famous Wine

 LINDEMANS
making life more enjoyable

04045272

24 September 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON   D C   20549

 SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CANCELLATION OF OPTIONS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED

OCT 0 4 2004

THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.





Penfolds
Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

24 September 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir/Madam

CANCELLATION OF OPTIONS

We advise that, due to the resignation of participants in the Southcorp Executive Share and
Option Plan and the Executive Director Share Option Deed, the number of options to acquire
additional fully paid ordinary shares in the capital of the Company set out below have lapsed
and been cancelled, in accordance with the rules of the Plan and the Deed, as follows:

Date Options Granted	Exercise Price	Date Options Lapsed	No. of Options Lapsed
10 October 2001	$7.19	20 September 2004	10,000
16 September 2002	$5.42	20 September 2004	15,000

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000   Facsimile: +61 2 9465 1100